                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1 )1



                           CANARGO ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   137225 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              J.F. RUSSELL HAMMOND
                           PROVINCIAL SECURITIES LTD.
              607 GILBERT HOUSE, BARBICAN, LONDON EC2 Y8BD ENGLAND
                                44-171-628-6184
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 15, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 8 Pages


-------------
      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137225 10 8                 13D                      Page 2 of 8 Pages

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                 PROVINCIAL SECURITIES LTD.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 LIBERIA
--------------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES                                                   1,671,250
                        --------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
       OWNED BY                                                  0
                        --------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING                                                  1,671,250
                        --------------------------------------------------------
     PERSON WITH        10   SHARED DISPOSITIVE POWER
                                                                 0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,671,250
--------------------------------------------------------------------------------
12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          13%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                          IV
--------------------------------------------------------------------------------

CUSIP No. 137225 10 8                 13D                      Page 3 of 8 Pages

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                 J.F. RUSSELL HAMMOND
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                 PF, WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 UNITED KINGDOM
--------------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES                                                   63,750
                        --------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
       OWNED BY                                                  4,212,322
                        --------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING                                                  63,750
                        --------------------------------------------------------
     PERSON WITH        10   SHARED DISPOSITIVE POWER
                                                                 4,212,322
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          4,276,072
--------------------------------------------------------------------------------
12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          27.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                          IN, IA
--------------------------------------------------------------------------------

CUSIP No. 137225 10 8                 13D                      Page 4 of 8 Pages

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                 TERRENEX ACQUISITION CORPORATION
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 ALBERTA, CANADA
--------------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES                                                   2,541,072
                        --------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
       OWNED BY                                                  0
                        --------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING                                                  2,541,072
                        --------------------------------------------------------
     PERSON WITH        10   SHARED DISPOSITIVE POWER
                                                                 0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          2,541,072
--------------------------------------------------------------------------------
12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          18.5%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                          IV
--------------------------------------------------------------------------------

CUSIP No. 137225 10 8                 13D                      Page 5 of 8 Pages

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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                 MICHAEL R. BINNION
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

                 PF, WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 CANADA
--------------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES                                                   518,635
                        --------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
       OWNED BY                                                  2,541,072
                        --------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING                                                  518,635
                        --------------------------------------------------------
     PERSON WITH        10   SHARED DISPOSITIVE POWER
                                                                 2,541,072
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          3,059,707
--------------------------------------------------------------------------------
12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                          21.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                          IN
--------------------------------------------------------------------------------

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Schedule 13D filed by the Reporting Persons, as amended, is hereby amended by deleting the table after the first paragraph and replacing it with the following:

       HOLDER          EXCHANGEABLE           SOURCE                AMOUNT
                        SHARES (1)
     ----------        ------------      ---------------     ---------------
     Provincial         1,671,250        Working Capital     US   $  216,317
     Terrenex           1,820,032        Working Capital     CDN. $1,871,155
     Ruperts              194,843        Working Capital     CDN. $  100,000
     MRB                   13,792        Personal Funds      CDN. $    6,897
     TV                    24,000        Personal Funds      US   $   24,000

(1) Exchangeable Shares (post reverse split) held which may be exchanged for shares of Common Stock of the Corporation.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D filed by the Reporting Persons, as amended, is hereby amended to read in full as follows:

         Provincial has the sole power to direct the vote or disposition (prior to, during and after conversion of the Exchangeable Shares) for 1,671,250 (post reverse split) shares of Common Stock of the Corporation. Provincial would exercise its power to direct the vote or disposition of such securities in accordance of the advice of its investment adviser, JFRH.

         Pursuant to the CanArgo Stock Options and the 1995 Plan stock options granted to JFRH, JFRH has the right to purchase 60,000 and 3,750 (post reverse split) shares of Common Stock of the Corporation, respectively. JFRH would expect to have the sole power to direct the vote or disposition of any shares of Common Stock of the Corporation acquired by JFRH pursuant to the CanArgo Stock Options and the 1995 Plan stock options.

         Terrenex has the sole power to direct the vote or disposition (prior to, during an after conversion of the Exchangeable Shares) for 1,820,032 (post reverse split) shares of Common Stock of the Corporation. Pursuant to the CanArgo Special Warrants and CanArgo Stock Purchase Warrants, Terrenex has the right to receive/purchase 459,360 and 261,680 (post reverse split) shares of Common Stock of the Corporation, respectively. Terrenex would expect to have the sole power to direct the vote or disposition of any shares of Common Stock acquired by Terrenex pursuant to the CanArgo Special Warrants and CanArgo Stock Purchase Warrants. Terrenex would exercise its power to direct the vote or disposition of such securities through its management and Board of Directors.

         MRB has the sole power to direct the vote or disposition (prior to, during and after conversion of the Exchangeable Shares) for 208,635 (post reverse split) shares of Common Stock of the Corporation. Pursuant to the CanArgo Stock Options and the 1995 Plan stock options granted to MRB, MRB has the right to purchase 140,000 and 170,000 (post reverse split) shares of Common Stock of the Corporation, respectively. MRB would expect to have the sole power to direct the vote or disposition of any shares of Common Stock acquired by MRB pursuant to the CanArgo Stock Options and the 1995 Plan stock options.

         TV has the sole power to direct the vote or disposition (prior to, during and after conversion of the Exchangeable Shares) for 24,000 (post reverse split) shares of Common Stock of the Corporation.

         Provincial disclaims any beneficial interest in any share of Common Stock owned by JFRH, Terrenex, MRB and Ruperts or which JFRH, Terrenex, MRB and Ruperts has the right to acquire. Terrenex disclaims any beneficial interest in any share of Common Stock owned by Provincial, JFRH, MRB and Ruperts or which Provincial, JFRH, MRB and Ruperts has the right to acquire. JFRH disclaims any beneficial interest in any share of Common Stock owned by Provincial or Terrenex or which Provincial or Terrenex has the right to acquire, other than such beneficial interest that arises out of JFRH's service as investment adviser to Provincial and director of Terrenex. MRB disclaims any beneficial interest in any share of Common Stock owned by Provincial, Terrenex and Ruperts or which Provincial, Terrenex and Ruperts has the right to acquire, other than such beneficial interest that arises out of MRB's service as a director and officer of Terrenex and Ruperts.

         The 1,671,250 shares of Common Stock that Provincial owns and as to which Provincial either has or would expect to have the sole power to direct the vote or disposition, represent approximately 12.96% of that class of securities.

         The 63,750 shares of Common Stock that JFRH has the right to acquire through the exercise of CanArgo Stock Options and the 1995 Plan stock options as to which JFRH either has or would expect to have the sole power to direct the vote or disposition, represent approximately 0.56% of that class of securities.

         The 2,541,072 shares of Common Stock that Terrenex owns and has the right to acquire through the exercise of CanArgo Special Warrants and CanArgo Stock Purchase Warrants, and as to which Terrenex either has or would expect to have the sole power to direct the vote or disposition, represent approximately 18.46% of that class of securities.

         The 518,635 shares of Common Stock that MRB and Ruperts own and have the right to acquire through the exercise of CanArgo Stock Options and the 1995 Plan stock options as to which MRB either has or would expect to have the sole power to direct the vote or disposition, represent approximately 4.42% of that class of securities.

         The 24,000 shares of Common Stock that TV owns and as to which TV has the sole power to direct the vote or disposition, represents approximately 0.002% of that class of securities.

         The 4,802,708 shares of Common Stock that Provincial, JFRH, Terrenex, MRB and Ruperts in the aggregate own and have the right to acquire through the exercise of the CanArgo Special Warrants, CanArgo Stock Purchase Warrants, CanArgo Stock Options and the 1995 Plan stock options, and as to which Provincial, JFRH, Terrenex, MRB and Ruperts either has or would expect to have the sole power to direct the vote or disposition, represent approximately 29.97% of that class of securities.

         During the past sixty days, Provincial, JFRH, Terrenex, MRB, Ruperts, TV and KC have not engaged in any transactions in Common Stock, other than pursuant to the terms of the Combination Agreement and the 1995 Plan stock options as described herein.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated:   April 30, 1999

                                        PROVINCIAL SECURITIES LTD.

                                        By: /s/ J.F. Russell Hammond
                                            ------------------------------------
                                        J.F. Russell Hammond, Investment Adviser


                                        /s/ J.F. Russell Hammond
                                        ----------------------------------------
                                        J.F. Russell Hammond



                                        Terrenex Acquisition Corporation

                                        By: /s/ Michael R. Binnion
                                            ------------------------------------
                                        Michael R. Binnion, President


                                        /s/ Michael R. Binnion
                                        ----------------------------------------
                                        Michael R. Binnion